Exhibit 99.1

Staffing 360 Solutions’ Executive Chairman Releases Letter to Employees and Shareholders

Brendan Flood Provides an Update Regarding Major Developments, Including Current Financings of $9.0 Million, the Recent Offer to Buy the Company, Open Market Stock Purchases by Management and the Company’s Upcoming Special Stockholder Meeting

New York, NY – April 6, 2017 – Staffing 360 Solutions, Inc. (Nasdaq: STAF), a public company executing a global buy-and-build strategy through the acquisition of staffing organizations in the United States and in the United Kingdom, today released a letter from Brendan Flood, Executive Chairman, that reiterates the Company’s commitment to growth and provides shareholders with an update on Staffing 360’s major developments and insight into management’s expectations in 2017.

Dear Employees and Shareholders:

As the Executive Chairman of Staffing 360 Solutions, I wanted to take this time to discuss the Company’s numerous recent developments.  Although we are always looking to generate as many milestones as possible in any given period, the past three months of the New Year have been exceptionally productive to say the least.

From our first Annual Shareholder Meeting in January, to our recent financings with Jackson Investment Group, LLC, as well as our upcoming Special Meeting of Stockholders, we have been very busy so far, and we are looking forward to the remainder of 2017 now that we have positioned the Company for further growth.

Before delving into the details of what we have accomplished to date, I’d like to take a brief moment to address the recent buy-out offer and our commitment to our shareholders.  As you may have noticed through recent filings with the SEC, Jackson Investment Group sent a letter to our board, with an offer to purchase all of the shares of Staffing 360 Solutions at $1.10 per share.  As mentioned in our formal response, we truly appreciate the support of Jackson Investment Group and the words of confidence in our management team contained in the letter, however, we believe that the offer significantly undervalues the Company at that price.  We respectfully declined the offer, since we don’t believe it would be in the best interest of the Company and its shareholders at that valuation, but we look forward to working with Jackson Investment Group as we continue to grow our business.

As I’ve stated in the past, I have 100% confidence in our management team and the two hundred internal employees at Staffing 360 Solutions that are tirelessly driving our business forward and enhancing our growth potential.

It is for this reason that I recently purchased over $188,000 worth of common stock in the open market at an average price of $0.66 per share, as reflected in my recent Form 4s that were filed with the SEC.  I firmly believe that this open market purchase by management further demonstrates the confidence and commitment that I have in Staffing 360 Solutions, as well as how undervalued I believe our current market trading has been.

Further to this end, we are close to announcing the engagement of a new investor relations and strategic communications firm with a strong history of success building shareholder awareness and institutional support.  They will be tasked with deploying a program of institutional meetings as we introduce Staffing 360 Solutions to a new audience of funds, brokers-dealers and investment banks as part of a series of non-deal roadshows.  Our expectation is that institutional holdings will increase significantly over the next twelve months as a result of these ongoing initiatives.

Now on to our recent accomplishments.  First and foremost is the completion of one of the most important financings in our recent corporate history.  As I’m sure most of our shareholders are aware, Staffing 360 Solutions successfully closed a $7.4 million financing with Jackson Investment Group at the end of January.

This marks a significant milestone and gave us the opportunity to refinance debt, support our operations with working capital and help position us to continue our high-growth M&A strategy.  By paying down existing debt that was on our books with this instrument, we have been able to convert numerous pieces of short term debt into longer term debt, and further strengthen our balance sheet.

Not only does this help improve our financial strength, it establishes an alignment with Jackson Investment Group, which is a private investment firm that manages over $1.5 billion of assets, has invested in numerous staffing businesses over the years, and owns one of the largest staffing companies in the United States.  Needless to say, this $7.4 million financing is a game-changer on several levels and we look forward to working with the firm as we take Staffing 360 Solutions to $300 million in revenue and beyond.

Subsequent to this major deal, we recently closed $1.65 million of additional financing with Jackson Investment Group on proportionally similar terms, with the proceeds used to redeem our Series D Preferred Stock.  We have now raised over $9.0 million since January.

Our next milestone is one of the things that made these financings possible, the Company’s Annual Shareholder Meeting, which was held on January 26, 2017.  Not only was this significant because it was our first Annual Shareholder Meeting since uplisting to Nasdaq, it also included certain voting proposals that needed to pass for the initial $7.4 million financing to close.

The only voting proposal that didn’t pass at our Annual Shareholder Meeting was the change in the Company’s domicile from Nevada to Delaware.  Although this proposal received just as many votes as the other proposals, due to the fact that it required a majority of all outstanding shares to vote in favor, as opposed to a simple majority of actual votes cast – which is a much higher threshold than the other proposals – it missed the required votes, but was within a few hundred thousand shares of passing.

In order to move forward with this change in domicile from Nevada to Delaware, our board of directors has decided to hold a Special Meeting of Stockholders.  We intend to resubmit this proposal for your voting consideration and expect to file a preliminary proxy statement with the SEC in the near future.  Going forward, this move to Delaware is anticipated to help streamline costs as we currently need to engage outside Nevada counsel to complete each of our financings and acquisitions.

We believe the move of domicile from Nevada to Delaware would have the following benefits.

Benefits of Incorporation in Delaware:

•	In contrast to Nevada, Delaware is the most popular jurisdiction in the United States, with over 50% of publicly traded US corporations and 60% of the Fortune 500 firms incorporated in the state;
•	Because of its prevalence, most major law firms have Delaware expertise in-house, so the Company can save time and legal expense;
•	Delaware has a long history of business-friendly laws that are modern and flexible;
•	Delaware has a well-developed and predictable body of corporate law, which helps companies avoid the unknown;
•	Institutional investors often prefer to invest in Delaware corporations, since the laws are familiar to them.

In addition to the proposal for our change in domicile to Delaware, the preliminary proxy statement described above will also include a new proposal relating to Jackson Investment Group.  This proposal will allow Jackson Investment Group, according to Nasdaq Listing Rule 5635(b), to potentially own more than 20% of the company’s common stock, which we believe will be beneficial for the Company as we continue to grow and secure additional financings in 2017.

All shareholders as of the Company's record date, which will be set in April, will be entitled to vote. The Special Meeting of Stockholders is expected to be held in June, 2017.  We encourage shareholders to read the preliminary proxy statement and definitive proxy statement when filed with the SEC for additional details about our proposed change in domicile from Nevada to Delaware, including an analysis of differences between the laws in both states, as well as the proposal relating to Jackson Investment Group.

Our board of directors strongly recommends that shareholders vote in favor of the change in our corporate domicile from the state of Nevada to the state of Delaware.  Even if you voted via proxy a few weeks back for our Annual Shareholder Meeting, please vote again to ensure your representation and a quorum for the Special Meeting.  Our goal is to help put another significant milestone behind us, as we focus on our M&A strategy.

To date, our selective acquisition strategy has allowed Staffing 360 to reach approximately $190 million in annualized revenues in a relatively short period of time.  With our $9.0 million of recent funding in place and our balance sheet strengthened, we believe our management team is now in a strong position to direct our focus toward operations, the capital markets and our M&A pipeline.

Going forward, please stay tuned for more exciting developments.  We anticipate new acquisitions and growth opportunities over the next several quarters.  Also keep in mind that we will be changing our fiscal year-end from May 31st to the Saturday closest to December 31st, to approximate with the calendar year, as well as bring us in line with the industry and make comparisons to other staffing firms easier to perform.  We will be filing a transitional Form 10-KT as we make the migration to a calendar year in mid-April.

As I wrap up the end of our letter, I want to reiterate that our management team and board of directors have the utmost conviction that Staffing 360 Solutions represents a tremendous value, not only today, but across a long-term horizon.  As we continue to implement Staffing 360’s M&A strategy, we remain committed to our vision, committed to our employees, and committed to our loyal shareholders.

I thank you for your attention and continued support.  For further information, please visit the “Investors” section of our website at:

www.staffing360solutions.com/investors.html.

Respectfully,

Brendan Flood

Executive Chairman

Staffing 360 Solutions, Inc.

Ticker: STAF

About Staffing 360 Solutions, Inc.

Staffing 360 Solutions, Inc. (Nasdaq: STAF) is a public company in the staffing sector engaged in the execution of a global buy-and-build strategy through the acquisition of domestic and international staffing organizations in the United States and in the United Kingdom.  The Company believes the staffing industry offers opportunities for accretive acquisitions that will drive its annual revenues to $300 million.  As part of its targeted consolidation model, the Company is pursuing acquisition targets in the finance and accounting, administrative, engineering and IT staffing space.  For more information, please visit: www.staffing360solutions.com.

Follow Staffing 360 Solutions on Facebook, LinkedIn and Twitter.

Forward-Looking Statements

Certain matters discussed within this press release are forward-looking statements. These statements may be identified by words such as "expect," "look forward to," "anticipate" "intend," "plan," "believe," "seek," "estimate," "will," "project" or words of similar meaning.  Although Staffing 360 Solutions, Inc. believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained.  Actual results may vary materially from those expressed or implied by the statements herein, including the goal of achieving annualized revenues of $300 million, due to  the Company’s ability to successfully raise sufficient capital on reasonable terms or at all, to consummate additional target acquisitions, to successfully integrate any newly acquired companies, to organically grow its business, to successfully defend any potential future litigation, changes in local or national economic conditions, the Company’s ability to comply with our contractual covenants, including in respect of its debt,  as well as various additional risks, many of which are unknown at this time and generally out of the Company’s control, and which are detailed from time to time in Staffing 360 Solutions’ reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.  Staffing 360 Solutions does not undertake any duty to update any statements contained herein (including any forward-looking statements), except as required by law.

Additional Information for Stockholders.

In connection with our proposed change in domicile from Nevada to Delaware and the issuance of shares to Jackson Investment Group described above, Staffing 360 Solutions, Inc. will file a preliminary proxy statement and will file a definitive proxy statement and other materials with the SEC. In addition, we may also file other relevant documents with the SEC regarding these proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the proxy statement(s) (when available) and other documents filed with the SEC by Staffing 360 Solutions, Inc., at our website, www.staffing360solutions.com, or at the SEC’s website, www.sec.gov.  The proxy statement(s) and other relevant documents may also be obtained for free from Staffing 360 Solutions, Inc. by writing to Staffing 360 Solutions, Inc., 641 Lexington Avenue, 27th Floor, New York, NY 10022 Attention: Investor Relations.

Participants in the Solicitation

Staffing 360 Solutions, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the matters discussed above. Information about our directors and executive officers of is set forth in the Proxy Statement on Schedule 14A for our 2017 annual meeting of stockholders, which was filed with the SEC on December 21, 2016. This document can be obtained free of charge from the sources indicated above. Information regarding the ownership of our directors and executive officers in our shares of common stock, restricted stock and options is included in our SEC filings on Forms 3, 4, and 5, which can be found through the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary proxy statement and the definitive proxy statement and other relevant materials to be filed with the SEC when they become available.

Corporate Investor Contact:

Staffing 360 Solutions, Inc.

Darren Minton, Executive Vice President

+1.646.507.5712

darren.minton@staffing360solutions.com

Financial Contact:

Staffing 360 Solutions, Inc.

David Faiman, Chief Financial Officer

+1.646.507.5711

info@staffing360solutions.com